UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 30, 2010

Commission File Number 333-98397

Lingo Media Corporation
(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: November 29, 2010	By:	/s/ Michael Kraft
Michael Kraft President and CEO

Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

LINGO MEDIA CORPORATION
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

The Interim Consolidated Balance Sheet of Lingo Media Corporation as at September 30, 2010 and the Interim Consolidated Statements of Operations, Deficit and Cash Flows for the nine months then ended have not been reviewed by the Company’s auditors. These financial statements are the responsibility of the management and have been reviewed and approved by the Company’s Audit Committee.

LINGO MEDIA CORPORATION
Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

Notice to Reader

Management has compiled the interim consolidated financial statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Interim Consolidated Balance Sheets as at September 30, 2010 and the Interim Consolidated Statements of Deficit, Operations, and Cash Flows for the nine months then ended.  All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these interim financial statements and management discussion and analysis thereon.

LINGO MEDIA CORPORATION
Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

LINGO MEDIA CORPORATION
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

	September 30, 2010	December 31, 2009

Assets

Current:
Cash	$36,783	$201,451
Accounts and grants receivable (note 3)	869,924	569,571
Prepaid and sundry assets	72,752	76,954
Deferred expenses (note 5)	204,200
	1,183,659	847,976

Property and equipment, net	36,422	73,351
Publishing development costs, net	27,523	24,018
Software & web development costs, net (note 4)	5,030,041	4,757,807
	$6,277,645	$5,703,152

Liabilities and Shareholders' Equity

Current:
Accounts payable	$729,365	$313,915
Accrued liabilities	455,575	393,665
Deferred revenue	-	15,533
Loans payable (note 5)	1,400,000	-
	2,584,940	723,113

Future income taxes	564,997	564,997
	3,149,937	1,228,110

Convertible Debt (note 6)	765,000	-

Shareholders' equity:
Capital stock (note 7)	15,087,858	14,220,192
Warrants (note 7)	-	281,355
Contributed surplus (note 7)	1,703,769	1,290,631
Deficit	(14,428,919)	(11,377,136)
	2,362,708	4,415,042

	$6,277,645	$5,703,152

Basis of presentation (note 2)

See accompanying Notes to Interim Consolidated Financial Statements.

Approved on behalf of the Board:

“signed” Michael Kraft  Director

“signed” Sanjay Joshi  Director

LINGO MEDIA CORPORATION
Interim Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
For Nine Months Ended September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Deficit, beginning of period	$(13,381,754)	$(9,580,699)	$(11,377,138)	$(8,785,284)

Net loss for the period	(1,047,165)	(1,050,338)	(3,051,781)	(1,845,753)

Deficit, end of period	$(14,428,919)	$(10,631,037)	$(14,428,919)	$(10,631,037)

See accompanying Notes to Interim Consolidated Financial Statements.

LINGO MEDIA CORPORATION
Interim Consolidated Statements of Operations
(Expressed in Canadian Dollars)
For Nine Months Ended September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Revenue	$413,330	$183,624	$1,108.062	$893,302
Direct costs	22,996	40,465	90,295	121,103
Margin	390,334	143,159	1,017,767	772,199

Expenses:
General and administrative	722,739	572,806	1,982,336	1,647,793
Amortization of property and equipment	1,485	1,942	5,175	6,852
Amortization of publishing development costs	1,462	21,770	19,728	65,258
Amortization of software and web development costs	596,648	463,421	1,774,446	932,283
Interest and other financial expenses	36,064	-	53,885	-
Stock-based compensation	44,318	118,735	131,783	212,470
	1,402,716	1,178,674	3,967,353	2,864,656

Loss before the following:	(1,012,382)	(1,035,515)	(2,949,586)	(2,092,457)

Income taxes and other taxes	34,783	14,823	102,195	104,045
Loss from continuing operations:	(1,047,165)	(1,050,338)	(3,051,781)	(2,196,862)

Gain(Loss) - discontinued operation (Note 8)	-	-	-	351,109

Net loss for the period	$(1,047,165)	$(1,050,338)	$(3,051,781)	$(1,845,753)

Loss per share from continued operation	$(0.08)	$(0.08)	$(0.23)	$(0.18)
Earnings (loss) per share from discontinued operation	$-	$-	$-	$0.03

Weighted average number of common shares outstanding	13,620,919	12,457,607	13,032,518	12,457,607

See accompanying Notes to Interim Consolidated Financial Statements.

LINGO MEDIA CORPORATION
Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
For Nine Months Ended September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Cash flows provided by (used in):
Operations:
Net loss from continuing operations for the period	$(1,047,165)	$(1,050,338)	$(3,051,781)	$(2,196,862)
Items not affecting cash:
Amortization of property and equipment	1,485	1,942	5,175	6,852
Amortization of publishing development costs	1,462	21,260	19,728	65,258
Amortization of software and web development costs	596,648	463,421	1,774,446	932,283
Stock-based compensation	44,318	118,735	131,783	212,470
Other financial expenses (note 5)	12,466	-	12,466	-
Change in non-cash balances related to operations:
Accounts and grants receivable	(359,793)	(26,608)	(300,353)	(30,050)
Prepaid and sundry assets	115,185	(9,714)	4,202	(19,260)
Accounts payable	(27,437)	9,298	415,450	33,344
Accrued liabilities	(12,307)	29,006	61,906	(46,537)
Deferred revenue	(3,881)	(59,202)	(15,333)	76,681
Cash provided by (used in) operating activities	(679,019)	(802,200)	(942,311)	(965,821)

Cash provided by (used in) discontinued operation	-	(161,714)	-)	(258,884)

Financing:
Advances/loans payable	725,000	-	1,400,000	-
Cash provided by financing activities	725,000	7,509	1,400,000	7,509

Investing:
Expenditures on software & web development costs	(68,517)	(211,292)	(573,476)	(777,580)
Deferred costs	-	-	(48,986)
Purchase of property and equipment	-	(3,243)	105	(19,918)
Development costs	-	510	-	510
Cash used in investing activities	(68,517)	(214,025)	(622,357)	(796,989)

Decrease in cash	(22,536)	(870,430)	(164,668)	(2,014,184)
Cash, beginning of period	59,319	1,136,183	201,451	2,279,937
Cash, end of period	$36,783	$265,753	$36,783	$265,753

See accompanying Notes to Interim Consolidated Financial Statements.

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

1.         Nature of Operations:

Lingo Media Corporation (“Lingo Media” or the “Company”) is a diversified online and print-based education product and services company focused on English language learning ("ELL") on an international scale through its business units. ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company marketed under the Q Group brand.  Parlo Corporation (“Parlo”), is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”), is a free-to-consumer advertising-based online ELL service in China.  Lingo Learning Inc. (“Lingo Learning”), (formerly Lingo Media Ltd.), is a print-based publisher of ELL programs in China.  Lingo Media through its subsidiary A+ Child Development (Canada) Ltd. (“A+”), until filing for a proposal to creditors (note 8) specialized in distributing early childhood cognitive development programs.

2.    Significant accounting policies:

Basis of presentation and going concern:

The disclosures contained in these interim consolidated financial statements do not include all the requirements of Canadian generally accepted accounting principles (GAAP) for annual financial statements. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities under normal course of business in the foreseeable future.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary should the Company’s financial condition continues to deteriorate and is unable to mitigate it.

The Company has incurred significant losses over the years and has an accumulated deficit as at September 30, 2010.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales and distribution agreements.  There are no assurances that the Company will be successful in achieving these goals.

3.         Accounts and grants receivable:

Accounts and grants receivable consist of:

	September 30, 2010	December 31, 2009
Trade receivable	$772,094	$569,571
Grants receivable	97,830	-
	$869,924	$569,571

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

4.         Software and web development costs:

In October 2007, the Company acquired Speak2Me, a free-to-consumer advertising-based online ELL service that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English.  On May 13, 2010, the Company acquired ELL Technologies, an ELL multi-media and online training company.  Since then, the Company has been developing and advancing these technologies and capitalizing them as software and web development costs.

	September 30, 2010	December 31, 2009
Cost	$8,262,565	$6,153,543
Less: Accumulated amortization	(3,232,524)	(1,395,736)
	$5,030,041	$4,757,807

The Company began commercial production and sale of the Speak2Me product during 2009 and has started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.  Software and web development costs related to ELL Technologies are amortized on a straight-line basis over the useful life of the assets which is estimated to be 3 years

5.         Loan payable:

The Company secured a further loan of $300,000 which is interest bearing at 12% per annum payable monthly, is unsecured and is due on June 30, 2011.

The Company secured a loan payable of $1,000,000 which is interest bearing at 9% per annum payable monthly, is secured and is due on September 8, 2011.  The Company issued 433,332 shares with a total value of $216,670 as a bonus to secure the loan financing.  The Company has deferred the cost of the shares over the 1 year term of the loan.  The cost of shares expensed for the three months ended September 30, 2010 is 12,466.

The Company secured a loan of $100,000 which is interest bearing at 12% per annum payable monthly, is secured by certain accounts receivable and is due on the collection of the specific accounts receivables.

6.         Convertible debt:

On May 13, 2010, the Company acquired all issued and outstanding shares of ELL Technologies (the "Acquisition").  In addition to the treasury shares issued as part of the acquisition, the Company also agreed to pay $765,000 to be paid 12 months after the closing date or earlier, in cash and/or in Lingo Media treasury shares at the Company’s sole discretion.

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

7.       Capital stock and stock options:

(a)	Authorized:
Unlimited preference shares, no par value
Unlimited common shares, no par value

The following details the changes in issued and outstanding common shares:

	Common Shares
	Number	Amount
Balance, January 1, 2009	12,457,607	$14,205,515
Issued:
Options exercised	8,250	14,677
Balance, December 31, 2009 & March 31, 2010	12,465,857	$14,220,192
Issued:
Acquisition of ELL Technologies	1,050,000	651,000
Balance, June 30, 2010	13,515,857	$14,871,192
Issued:
Shares issued as bonus to secure loan financing	433,332	216,666
Balance, September 30, 2010	13,949,189	$15,087,858

(b)	Warrants:

	Warrants
	Number	Amount	Weighted Avg. Price	Weighted Avg. Life
Balance, January 1, 2010	2,142,858	$281,355	6.00	0.5
Less:
Expired warrants	2,142,858	(281,355)	$6.00	0.5
Balance, September 30, 2010	0	$0	$0.00	0.0

(c)	Contributed Surplus:

Balance, January 1, 2009	$847,768
Stock-based compensation	359,004
Options exercised	(7,169)
Warrants expired	$91,028
Balance, December 31, 2009	1,290,631
Stock-based compensation	131,783
Warrants expired	281,355
Balance, September 30, 2010	$1,703,769

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

7.       Capital stock and stock options (continued):

(d)	Stock options:

	September 30, 2010		December 31, 2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Options outstanding, beginning of year	914,106	1.30	633,120	$1.04
Options granted	100,000	1.75	597,250	1.75
Options exercised	-	-	(8,250)	0.91
Options expired	(212,143)	1.51	(202,179)	1.62
Options forfeited	-	-	(105,835)	1.75

Outstanding, end of period	801,963	1.30	914,106	1.30
Options exercisable, end of period	594,172	$1.12	657,606	$1.12

The following table summarizes information about stock options outstanding at September 30, 2010:

		Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding	Weighted average exercise price

$0.70 - $1.00	333,999	1.65	$0.72	333,999	$0.72
$1.01 - $1.33	50,714	0.82	1.33	105,714	1.22
$1.34 - $2.00	417,250	3.40	1.75	211,958	1.75
Total	801,963	2.51	1.30	651,671	1.12

8.        Discontinued operations:

On December 23, 2008, A+, the Company’s 70.33% owned subsidiary, filed a Proposal.  The Company wrote-down the carrying value of its 70.33% investment in A+, resulting in a charge of $Nil (2008 - $1,571,369, 2007 - $292,848) to earnings for the first three months, included in the write-down was $Nil in future income tax assets related to its A+ subsidiary.

On March 23, 2009, the Proposal was approved by the creditors of A+.  The Company wrote-down the carrying value of its trade payables to the amount of the Proposal, resulting in a one time gain of $367,293 to discontinued operations.

All comparative figures have been adjusted to exclude results from discontinued operations.

The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value. The following table shows the major categories of assets and liabilities of the discontinued operations.

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

8.        Discontinued operations (continued):

The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value. The following table shows the major categories of assets and liabilities of the discontinued operations.

The statement of loss for the three months period ended September 30 from discontinued operations is as follows:

	2010	2009

Operating revenue	$-	$-
Expenses	-	(17,506)
Write-down of trade payables	-	368,615
Net gain / (loss) from discontinued operations	$-	$351,109

9.         Financial instruments and risk management:

The Company as part of its operations carries a number of financial instruments.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

(a) Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue is denominated in United States Dollars (“USD”), Chinese Renminbi ("RMB") and New Taiwanese Dollars (“NTW”).

There were no derivative instruments outstanding at September 30, 2010 and 2009.

(b) Financial instruments:

The significant financial instruments of the Company, their carrying values and the exposure to USD denominated monetary assets and liabilities, as of September 30, 2010 are as follows:

	USD Denominated		China Denominated		Taiwan Denominated
	CAD	USD	CAD	RMB	CAD	NTW
Cash	11,968	11,622	4.238	27,537	2,384	72,220
Accounts receivable	127,214	123,533	506,988	3,294,269	-	-
Accounts payable	47,415	46,043	-	-	-	-

USD, RMB and NTW are converted on the prevailing period-end exchange rates.

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

9.         Financial instruments and risk management (continued):

(c) Fair market values:

The carrying values of cash and cash equivalent, accounts and grants receivable, accounts payable, accrued liabilities, and loans payable approximate their fair values due to the relatively short periods to maturity.

(d) Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash and short-term investments consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

(e) Interest rate risk:

The Company manages its exposure to interest rate risk through fixed rate borrowings. The fixed rate debt is not subject to interest rate risk and allows the Company to plan for its cash flow needs for interest payments.

10.         Segmented information:

The Company operates two distinct reportable business segments as follows.

Online English Language Learning: The Company offers a groundbreaking online service using robust speech recognition technology acquired through its acquisition of Speak2Me in October 2007.  Parlo is a fee-based online ELL training and assessment service.  ELL Technologies is an ELL multi-media and online training company marketed under the Q Group brand.

Print-Based English Language Learning: The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China.

For Nine Months Ended September 30, 2010
	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$379,515	$728,547	$1,108,062
Cost of sales	44,026	46,269	90,295
Margin	335,489	682,278	1,017,767
Acquisition of property and equipment	-	-	-
Segmented assets	4,023,266	2,254,379	6,277,645
Segmented loss	$2,134,095	$917,686	$3,051,781

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

10.         Segmented information (continued):

For Nine Months Ended September 30, 2009
	Online English Language Learning	Print-based English Language Learning	Total
Revenue	$293,319	$599,983	$893,302
Cost of sales	44,605	76,498	121,103
Margin	248,714	523,485	772,199
Acquisition of property and equipment	13,211	6,707	19,918
Segmented assets	289,182	6,030,723	6,319,905
Segmented loss	$(2,246,989)	$50,127	$2,196,862

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	September 30, 2010	September 30, 2009
China	$885,646	$893,302
Other	223,216	-
	$1,108,862	$893,302

The majority of the Company’s identifiable assets as at September 30, 2010 are located as follows:

	September 30, 2010	September 30, 2009
Canada	$5,950,342	$5,668,431
China	25,273	651,474
	$5,975,615	$6,319,905

11.	Reconciliation of Canadian and United States generally accepted accounting principles:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

11.	Reconciliation of Canadian and United States generally accepted accounting principles: (continued):

Statements of Operations:

	September 30, 2010	September 30, 2009
Loss for the period - Canadian GAAP	$(3,051,781)	$(1,845,753)
Impact of United States GAAP and adjustments:
Amortization	1,794,174	997,541
Software and web development costs	(573,476)	(777,580)
Loss for the period - United States GAAP	$(1,831,083)	$(1,625,792)

Statement of Cash Flows:

September 30,	2010	2009

Cash used in operating activities - Canadian GAAP	$(942,311)	$(965,821)

Impact of United States GAAP:
Write-off of software & web development cost	(573,476)	(777,580)
	$(1,515,787)	$(1,743,401)

Cash (used in) provided by investing activities - Canadian GAAP	$(622,357)	$(796,989)

Impact of United States GAAP and adjustments: - Write-off of software & web development cost	573,476	777,580

Cash (used in) provided by investing activities - United States GAAP	$(48,881)	$(19,409)

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	September 30, 2010	December 31, 2009
Shareholders' equity - Canadian GAAP	$1,597,708	$4,415,043
Development costs	(27,523)	(24,018)
Software & web development costs	(5,030,041)	(4,757,807)
Shareholders' equity/(deficiency) - United States GAAP	$(3,459,865)	$(366,782)

LINGO MEDIA CORPORATION
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2010 and 2009
(Unaudited – See Notice to Reader)

12. Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

13.          Subsequent events:

Subsequent the quarter end, the Company raised an additional $200,000 of loans payable bearing interest at 12% per annum payable monthly, is secured by certain accounts receivable and is due on the collection of the specific accounts receivable.